SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Newell Brands Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

651229 10 6
(CUSIP Number)

Andrew Langham
General Counsel
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 28, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
High River Limited Partnership

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
7,538,603

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
7,538,603

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,538,603

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Hopper Investments LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
7,538,603

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
7,538,603

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,538,603

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Barberry Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
7,538,603

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
7,538,603

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,538,603

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
12,492,536

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
12,492,536

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,492,536

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Icahn Offshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
12,492,536

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
12,492,536

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,492,536

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Icahn Partners LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
17,661,874

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
17,661,874

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,661,874

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Icahn Onshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
17,661,874

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
17,661,874

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,661,874

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Icahn Capital LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
30,154,410

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
30,154,410

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,154,410

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
IPH GP LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
30,154,410

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
30,154,410

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,154,410

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
30,154,410

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
30,154,410

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,154,410

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
30,154,410

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
30,154,410

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,154,410

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Beckton Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
30,154,410

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
30,154,410

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,154,410

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
37,693,013

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
37,693,013

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,304,111*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%*

14 TYPE OF REPORTING PERSON
IN

* Includes 611,098 Shares beneficially owned in the aggregate by Biscayne Banana LLC and Brett Icahn, who may be considered to have formed a "group" with the other Reporting Persons within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), by virtue of Brett Icahn, who is the sole member of Biscayne Banana LLC, being a party to the Nomination Agreement. The Reporting Persons other than Biscayne Banana LLC and Brett Icahn expressly disclaim beneficial ownership of the 611,098 Shares beneficially owned in the aggregate by Biscayne Banana LLC and Brett Icahn, who expressly retain sole voting and dispositive power over such Shares.

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Brett Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
548,548

8 SHARED VOTING POWER
62,550

9 SOLE DISPOSITIVE POWER
548,548

10 SHARED DISPOSITIVE POWER
62,550

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,304,111*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%*

14 TYPE OF REPORTING PERSON
IN

* Includes 37,693,013 Shares beneficially owned in the aggregate by all of the Reporting Persons other than Biscayne Banana LLC and Brett Icahn, who may be considered to have formed a "group" with Biscayne Banana LLC and Brett Icahn within the meaning of Section 13(d)(3) of the Act by virtue of Brett Icahn, the sole member of Biscayne Banana LLC being a party to the Nomination Agreement. Brett Icahn expressly disclaims beneficial ownership of the 37,693,013 Shares beneficially owned by such Reporting Persons, who expressly collectively retain sole voting and dispositive power over such Shares.

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
BISCAYNE BANANA LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
62,550

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
62,550

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
62,550

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

This statement constitutes Amendment No. 3 to the Schedule 13D relating to the shares of Common Stock, par value $1.00 per share ("Shares"), issued by Newell Brands Inc. (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 16, 2018, as amended by Amendment No. 1 to the Schedule 13D filed on March 19, 2018 and Amendment No. 2 to the Schedule 13D filed on April 23, 2018 (as amended, the "Schedule 13D"), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.  Identity and Background

Item 2 of the Schedule 13D is hereby amended to add the following additional paragraphs at the end thereof:

The Reporting Persons also include Biscayne Banana LLC ("Biscayne Banana"), a Florida limited liability company primarily engaged in the business of investing in real estate and securities. Brett Icahn is the sole member of Biscayne Banana. As such, Brett Icahn exercises, along with the Manager of Biscayne Banana, voting and investment power with respect to all securities owned by Biscayne Banana.

Mark J. Seelig is the Manager of Biscayne Banana. Mr. Seelig is a citizen of the United States whose principal occupation is as a Founding Partner of the law firm Meister Seelig & Fein LLP. Mr. Seelig, subject to the consent of Brett Icahn, exercises voting and investment power with respect to all securities owned by Biscayne Banana.

Biscayne Banana has no owners, directors, managers or executive officers other than Brett Icahn and/or Mr. Seelig, as applicable.

The principal business address of each of Biscayne Banana and Mr. Seelig is c/o Meister Seelig & Fein LLP, 125 Park Avenue, 7th Floor, New York, NY 10017.

None of Biscayne Banana nor any manager or executive officer thereof has during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The first and second paragraphs of Item 3 of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 38,304,111 Shares. Of such Shares, 37,693,013 Shares were purchased by the Reporting Persons (other than Brett Icahn and Biscayne Banana) collectively for an aggregate purchase price of approximately $1,012.2 million. Of the remaining 611,098 Shares, 298,548 of such Shares are beneficially owned by Brett Icahn directly, 250,000 of such Shares are beneficially owned by a charitable foundation controlled by Brett Icahn and 62,550 of such Shares are beneficially owned by Biscayne Banana, a Florida limited liability company of which Brett Icahn is the sole member. Brett Icahn and Biscayne Banana may be considered to have formed a "group" with the other Reporting Persons within the meaning of the Act by virtue of Brett Icahn being a party to the Nomination Agreement.

The Reporting Persons other than Biscayne Banana and Brett Icahn expressly disclaim beneficial ownership of the 611,098 Shares beneficially owned in the aggregate by Biscayne Banana and Brett Icahn, who expressly retain sole voting and dispositive power over such Shares. In addition, Brett Icahn expressly disclaims beneficial ownership of the 37,693,013 Shares beneficially owned by such other Reporting Persons, who collectively expressly retain the sole voting and investment power over the Shares that they beneficially own. Similarly, Biscayne Banana expressly disclaims beneficial ownership of the 37,693,013 Shares beneficially owned by such other Reporting Persons, the 298,548 Shares beneficially owned by Brett Icahn directly and the 250,000 Shares beneficially owned by a charitable foundation controlled by Brett Icahn, who, in each case, expressly retain the sole voting and investment power over the Shares that they beneficially own.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 38,304,111 Shares, representing approximately 8.1% of the Issuer's outstanding Shares (based upon the 472.5 million Shares stated to be outstanding as of July 31, 2018 by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2018).

(b) High River has sole voting power and sole dispositive power with regard to 7,538,603 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 12,492,536 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 17,661,874 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Brett Icahn has sole voting power and sole dispositive power with regard to 548,548 Shares, including 250,000 Shares beneficially owned by a charitable foundation controlled by Brett Icahn. None of the other Reporting Persons has shared voting power or shared dispositive power with regard to such Shares. Biscayne Banana has sole voting power and sole dispositive power with regard to 62,550 Shares. Brett Icahn, but none of the other Reporting Persons, has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own  the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own  the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

Brett Icahn, by virtue of his relationship to Biscayne Banana (as disclosed in Item 2), may be deemed to indirectly beneficially own the Shares which Biscayne Banana directly beneficially owns. Brett Icahn disclaims beneficial ownership of such Shares for all other purposes.

Brett Icahn and Biscayne Banana may be considered to have formed a "group" with the other Reporting Persons within the meaning of the Act by virtue of Brett Icahn, the sole member of Biscayne Banana, being a party to the Nomination Agreement. However, Brett Icahn and Biscayne Banana expressly disclaim beneficial ownership of all Shares directly beneficially owned by High River, Icahn Master and Icahn Partners for all purposes and the Reporting Persons other than Biscayne Banana and Brett Icahn expressly disclaim beneficial ownership of all Shares directly beneficially owned by either of Biscayne Banana and Brett Icahn (including the Shares directly beneficially owned by a charitable foundation controlled by Brett Icahn) for all purposes.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
High River Limited Partnership	08/09/2018	200,000.00	$21.17
High River Limited Partnership	08/10/2018	200,000.00	20.82
High River Limited Partnership	08/27/2018	65,862.00	22.24
High River Limited Partnership	08/27/2018	162,962.00	22.32
High River Limited Partnership	08/28/2018	251,177.00	22.46

Icahn Partners LP	08/09/2018	271,030.00	$21.17
Icahn Partners LP	08/10/2018	468,572.00	20.82
Icahn Partners LP	08/27/2018	154,305.00	22.24
Icahn Partners LP	08/27/2018	381,795.00	22.32
Icahn Partners LP	08/28/2018	588,471.00	22.46

Icahn Partners Master Fund LP	08/09/2018	528,970.00	$21.17
Icahn Partners Master Fund LP	08/10/2018	331,428.00	20.82
Icahn Partners Master Fund LP	08/27/2018	109,142.00	22.24
Icahn Partners Master Fund LP	08/27/2018	270,051.00	22.32
Icahn Partners Master Fund LP	08/28/2018	416,235.00	22.46

Brett Icahn	08/01/2018	1,098.00(1)	$26.18(2)
Brett Icahn	08/09/2018	47,450.00	$21.00

Biscayne Banana LLC	08/09/2018	62,550.00	$21.00

(1)	Represents Shares received by Brett Icahn pursuant to his election under the Issuer's director compensation program to receive his director fees in the form of Shares.

(2)	Represents the closing price of the Shares on August 1, 2018, which was used to determine the number of Shares awarded to Brett Icahn for his third quarter 2018 director fees.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following at the end thereof:

On May 18, 2018, the relevant Reporting Persons exercised a portion of the Recent Forwards and thereby acquired 2,650,000 Shares in the aggregate. On May 25, 2018, the relevant Reporting Persons exercised the remaining balance of the Recent Forwards and thereby acquired 363,222 Shares in the aggregate.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2018

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:  /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

/s/ Brett Icahn
BRETT ICAHN

BISCAYNE BANANA LLC

By:  /s/ Brett Icahn
Name: Brett Icahn
Title: Member

[Signature Page of Amendment No. 3 to Schedule 13D – Newell Brands Inc.]